                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


             Imperial Credit Commercial Mortgage Investment Corp.
             ----------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  45272T 10 2
                         ---------------------------
                                (CUSIP Number)

                             Irwin L. Gubman, Esq.
                                General Counsel
                       Imperial Credit Industries, Inc.
                             23550 Hawthorne Blvd.
                              Bldg. #1, Suite 240
                              Torrance, CA 90505
                                (310) 373-1704
                         ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 22, 1997
                             --------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following page)

Page 1 of 30 Pages                                     Exhibit Index on page 10

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CUSIP No. 45272T 10 2              SCHEDULE 13D           Page 2 of 30 Pages
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      IMPERIAL CREDIT INDUSTRIES, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,970,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,970,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,970,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
CUSIP No. 45272T 10 2                  13D                Page 3 of 30 Pages
-----------------------                                  ---------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 11601 Wilshire Blvd., Suite 2080, Los Angeles, CA 90025.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Imperial Credit Industries, Inc., a California corporation ("Imperial Credit"). Imperial Credit is a diversified financial services company that, together with its affiliates, is primarily engaged in the origination, acquisition, management, securitization and resolution of various types of loans and leases, and in diverse mortgage lending activities. The activities of Imperial Credit are primarily conducted through its numerous subsidiaries and other entities in which it holds a significant interest. The address of the principal business and principal office of Imperial Credit is 23550 Hawthorne Blvd., Bldg. #1, Suite 110, Torrance, CA 90505.

     Information responsive to Items 2(a), 2(b), 2(c) and 2(f) of Schedule 13D in respect of each of the directors and executive officers of Imperial Credit is set forth in Annex I to this Schedule 13D and is incorporated herein by reference.

     During the last five years, neither Imperial Credit nor, to its knowledge, any of its directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 22, 1997, Imperial Credit purchased 2,970,000 shares (the "Shares") of Common Stock from the Company at a cost of $13.95 per share, or an aggregate of $41,431,500, in connection with the Company's initial public offering (the "Offering") of Common Stock pursuant to a Registration Statement on Form S-11 (File No. 333-32683), as amended (the "Initial Registration Statement") and a Registration Statement on Form S-11 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (together with the Initial Registration Statement, the "Registration Statement"). All funds used to make such purchase were obtained from the working capital of Imperial Credit.

     On October 22, 1997, certain directors and executive officers of Imperial Credit purchased shares of Common Stock from the Company in connection with the Offering at a price of $13.95 per share. The aggregate number and cost of shares purchased by each such director and executive officer are set forth in Annex I to this Schedule 13D and are

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CUSIP No. 45272T 10 2              SCHEDULE 13D           Page 4 of 30 Pages
-----------------------                                  ---------------------

incorporated herein by reference. All funds used by each such director and executive officer, other than H. Wayne Snavely and Kevin E. Villani, to make such purchases were obtained from the personal funds of such director or executive officer. Each of H. Wayne Snavely and Kevin E. Villani borrowed the funds used to make such purchases from Imperial Credit. Each of the loans bears interest at 10.4% per annum, payable semiannually, and is secured by the shares of Common Stock purchased and certain real estate. Each of the loans has a term of five years but may be prepaid at any time without penalty.


Item 4.       Purpose of Transaction

      In connection with the Offering, the underwriters reserved shares of Common Stock for purchase by Imperial Credit and certain directors, officers and employees of Imperial Credit, the Company, and Imperial Credit Commercial Asset Management Corporation, the manager of the Company and a wholly owned subsidiary of Imperial Credit (the "Manager"), and members of their respective immediate families to provide such parties with an opportunity to acquire an ownership interest in the Company. Imperial Credit and certain of its directors and officers purchased shares of Common Stock for the purpose of acquiring an equity investment in the Company.

      On October 16, 1997 (the "Pricing Date"), the Company granted the Manager options (the "Options") to purchase 1,677,500 shares of Common Stock at an exercise price of $15.00 per share pursuant to the Imperial Credit Commercial Mortgage Investment Corp. 1997 Stock Option Plan. The Options granted to the Manager are exercisable in equal installments on each of the first three anniversaries of the date on which they were granted.

      Imperial Credit and its directors and executive officers may purchase additional shares of Common Stock, from time to time, either in brokerage transactions, in the over-the-counter market or in privately-negotiated transactions. Any decision to increase their respective holdings of Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions. Imperial Credit and its directors and executive officers also may, subject to the transfer restrictions contained in the lock-up agreements discussed in item 6 below, dispose of some or all of their shares of Common Stock depending on similar considerations.

      Except as set forth in this Item 4, neither Imperial Credit, nor to its knowledge, any of its directors or executive officers has any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Issuer

      (a) As of the date hereof, Imperial Credit beneficially owned 2,970,000 shares of Common Stock, or approximately 8.6% of the shares of Common Stock outstanding. The number and percentage of Common Stock beneficially owed by each executive officer and

-----------------------                                  ---------------------
CUSIP No. 45272T 10 2              SCHEDULE 13D           Page 5 of 30 Pages
-----------------------                                  ---------------------

director of Imperial Credit are set forth on Annex I to this Schedule 13D and are incorporated herein by reference. By virtue of their collective authority as members of the Board of Directors of Imperial Credit, the directors of Imperial Credit may be deemed to share the power to direct the vote, and to direct the disposition, of the Shares held by Imperial Credit. Any such indirect beneficial ownership is hereby disclaimed. The percentages used in this paragraph 5(a) are calculated based upon 34,500,000 shares of Common Stock outstanding immediately after the Offering (including 4,500,000 shares of Common Stock issued upon exercise of the underwriters' overallotment option), as set forth on page 110 under the caption "Capitalization" of the Prospectus dated October 16, 1997 (the "Prospectus") contained in the Registration Statement.

     (b) Imperial Credit has sole voting power and sole investment power with respect to 2,970,000 shares of Common Stock. Each director and executive officer of Imperial Credit has sole voting power and sole investment power with respect to the shares of Common Stock beneficially owned by such director or executive officer as set forth on Annex I to this Schedule 13D and incorporated herein by reference. By virtue of their collective authority as members of the Board of Directors of Imperial Credit, the directors of Imperial Credit may be deemed to share the power to direct the vote and to direct the disposition, of the Shares held by Imperial Credit. Any such indirect beneficial ownership is hereby disclaimed.

     (c) The responses to Items 3 and 4 of this statement are incorporated herein by reference. Except as set forth in Items 3 and 4 above, neither Imperial Credit, nor to its knowledge, any of its directors or executive officers has effected any transactions in the Common Stock during the preceding 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Imperial Credit has agreed not to offer, sell, contract to sell or otherwise dispose of, loan or grant any rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, for a period equal to the lesser of (i) the two years ended October 15, 1999 or (ii) the period ending on the date which the Management Agreement dated OCtober 22, 1997 between the Company and Manager is terminated, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

     H. Wayne Snavely and Kevin E. Villani have agreed, except in certain circumstances, not to offer, sell, contract to sell or otherwise dispose of, loan or grant any rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock for a period of 120 days from the date of the Prospectus, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

-----------------------                                  ---------------------
CUSIP No. 45272T 10 2              SCHEDULE 13D           Page 6 of 30 Pages
-----------------------                                  ---------------------

     The portions of item 3 regarding the borrowing of funds from Imperial Credit by H.Wayne Snavely and Kevin E. Villani to purchase shares of Common Stock, and the pledge of such shares as security for such borrowings, are hereby incorporated herein by reference. The portions of item 4 regarding grants of options pursuant to the Option Plan are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Imperial Credit Commercial Mortgage Investment Corp. 1997 Stock Option Plan, filed with the Commission as Exhibit 10.2 to the Registration Statement, is incorporated herein by reference.

     2. Lock-Up Agreement dated as of October 22, 1997 among Imperial Credit and Friedman, Billings, Ramsey & Co., Inc., and Jefferies & Company, Inc., as representatives of the several underwriters in the Offering.

     3. Lock-Up Agreement dated as of October 15, 1997 between H. Wayne Snavely and Friedman, Billings, Ramsey & Co., Inc.

     4. Lock-Up Agreement dated as of October 15, 1997 between Kevin E. Villani and Friedman, Billings, Ramsey & Co., Inc.

     5. Promissory Note Secured By Stock Pledge and Deed of Trust dated as of October 21, 1997 between Imperial Credit Industries, Inc. and H. Wayne Snavely.

     6. Security Agreement dated as of October 21, 1997 between Imperial Credit Indsutries, Inc. and H. Wayne Snavely.

     7. Promissory Note Secured By Stock Pledge and Deed of Trust dated as of October 21, 1997 between Imperial Credit Industries, Inc. and Kevin E. Villani.

     8. Security Agreement dated as of October 21, 1997 between Imperial Credit Industries, Inc. and Kevin E. Villani.

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CUSIP No. 45272T 10 2              SCHEDULE 13D           Page 7 of 30 Pages
-----------------------                                  ---------------------



                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                Dated:  October 31, 1997


                                IMPERIAL CREDIT INDUSTRIES, INC.


                                By:   /s/ Irwin L. Gubman
                                   ------------------------------
                                Name:     Irwin L. Gubman
                                     ----------------------------
                                Title:    General Counsel
                                     ----------------------------

---------------------                                        ------------------
CUSIP No. 45272T 10 2                   13D                  Page 8 of 30 Pages
---------------------                                        ------------------


                                    Annex I

      Set forth below are the name, business address and present principal occupation of each of the directors and executive officers of Imperial Credit. Except as otherwise noted, each such person is a citizen of the United States and the business address of each such person is c/o Imperial Credit Industries, Inc., 23550 Hawthorne Blvd., Bldg. #1, Suite 110, Torrance, CA 90505.


                                  Present Principal                                               Shares Beneficially
                              Occupation, Citizenship and           Number of         Cost of            Owned
                              Business Address (if other             Shares            Shares
Name                           than as indicated above)            Purchased         Purchased           Number                 %
----                           -----------------------             ---------        ----------           ------                --

                 Directors
                 ---------

G. Louis Graziadio, III        Chairman of the Board and           50,000/1/         $697,500           50,000                 *
                               Chief Executive Officer
                               Ginarra Holdings, Inc.
                               (company engaged in
                               various investment
                               activities)
                               2325 P.V. Drive West
                               Suite 211
                               Palos Verdes, CA 90274

James Clayburn LaForce, Jr.    Retired Dean of the                 0                 0                  0                      0
                               Anderson School at UCLA
                               15835 Pauma Valley
                               Country Club
                               Pauma Valley, CA 92061

Perry A. Lerner                Principal                            2,000              $27,900           2,000                 *
                               Crown Capital Group, Inc.
                               (investment firm)
                               6660 Madison Avenue
                               15th Floor
                               New York, NY 10021

Robert S. Muehlenbeck          Executive Vice President            0                 0                  0                      0
                               Imperial Bank
                               9920 La Cienega Boulevard
                               14th Floor
                               Inglewood, CA 90301

Stephen J. Shugerman           President                            5,000              $69,750           5,000                 *
                               Southern Pacific Bank
                               12300 Wilshire Boulevard
                               2nd Floor
                               Los Angeles, CA 90025

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CUSIP No. 45272T 10 2              SCHEDULE 13D           Page 9 of 30 Pages
-----------------------                                  ---------------------

                           Present Principal                                                  Shares Beneficially
                       Occupation, Citizenship and       Number of          Cost of                  Owned
                       Business Address (if other         Shares             Shares
Name                    than as indicated above)         Purchased          Purchased                Number          %
----                    -----------------------          ---------          ---------                ------         ---


Joseph R. Tomkinson     Vice President of the Board              0                  0                     0          0
                        and Chief Executive Officer
                        Imperial Credit Mortgage
                        Holdings, Inc.
                        20371 Irvine Avenue
                        Bldg. A
                        Santa Ana Heights, CA
                        92707

     Executive Officers
     ------------------

H. Wayne Snavely        Chairman of the Board and          143,369         $2,000,000               143,369          *
                        Chief Executive Officer

Kevin E. Villani        Executive Vice President            71,684         $  999,992                71,684          *
                        and Chief Financial Officer
                        and Director

Irwin L. Gubman         General Counsel and                  3,500         $   48,825                 3,500          *
                        Secretary

Paul B. Lasiter         Senior Vice President and            5,675         $   79,166                 5,675          *
                        Controller


1  Such shares were purchased by the Graziadio Family Trust.
*  Less than one percent.

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CUSIP No. 45272T 10 2               13D                     Page 10 of 30 Pages
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                               INDEX TO EXHIBITS

                                                              Sequentially
Exhibit                         Description                   Numbered Page
-------                         -----------                   -------------
  2.                     Lock-Up Agreement dated as of            11
                         October 22, 1997 among Imperial
                         Credit and Friedman, Billings,
                         Ramsey & Co., Inc. and Jefferies &
                         Company, Inc., as representatives of
                         the several underwriters in the
                         Offering.

  3.                     Lock-Up Agreement dated as of            13
                         October 15, 1997 between H. Wayne
                         Snavely and Friedman, Billings,
                         Ramsey & Co., Inc.

  4.                     Lock-Up Agreement dated as of            15
                         October 15, 1997 between Kevin E.
                         Villani and Friedman, Billings,
                         Ramsey & Co., Inc.

  5.                     Promissory Note Secured By Stock         17
                         Pledge and Deed of Trust dated as of
                         October 21, 1997 between Imperial
                         Credit Industries, Inc. and H. Wayne
                         Snavely.

  6.                     Security Agreement dated as of           20
                         October 21, 1997 between Imperial
                         Credit Industries, Inc. and H. Wayne
                         Snavely.

  7.                     Promissory Note Secured By Stock         24
                         Pledge and Deed of Trust dated as of
                         October 21, 1997 between Imperial
                         Credit Industries, Inc. and Kevin E.
                         Villani.

  8.                     Security Agreement dated as of           27
                         October 21, 1997 between Imperial
                         Credit Industries, Inc. and Kevin E.
                         Villani.